Exhibit 99.1

For immediate release
Sify reports revenues of $50.73 million for
first quarter of fiscal year 2011-12
EBITDA for the quarter at US$2.80 million
Chennai, Friday, July 29, 2011: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and IT Services in India with growing global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the first quarter of fiscal year 2011-12.
Performance Highlights Q 1 FY 11-12:
•	Sify reported revenues of US $50.73 million for the quarter ended June 30, 2011, about 31% higher than the corresponding quarter of previous year.
•	Growth was driven by revenues from Enterprise services which grew 40% over the corresponding quarter previous year: this included a US $10.3 million project executed for a large telecom company.
•	EBITDA for the quarter increased to US $2.80 million, as compared to US $0.51 million in the corresponding quarter previous year.
•	Net loss before tax for the quarter was US $1.91 million, as against a net loss of US $4.05 million in the corresponding quarter previous year.
•	Capex during the quarter was US $1.68 million. Cash balance at the end of the quarter was US $14.99 million and undrawn line of credit of US $3.25 million
Mr. Raju Vegesna, Board Chairman and CEO & MD, said, “It gives me great pleasure to report that our recast business structure is beginning to show results. The unbundling of our broad service portfolio and making them available across all customer segments has increased the flexibility and scalability of our business.
Our initiative to focus on Sify software as a separate organisation supporting several application services to carrier, enterprise and small business customers is seeing acceptance and gaining good traction. We believe the service offerings from Sify software will help us realize our vision of transforming from an internal support function to a significant independent revenue maker for the company.

Projects executed for the Indian government have established our reputation as a company that is capable of delivering government projects within the stipulated time. We are now on stream to hand over three State Data Centres.
Post its reorientation towards becoming self sustaining and profitable, the Commercial and Consumer business is beginning to see accelerated growth in the new segments we are focusing on, particularly with the fast-growing SMB and SOHO markets in its ambit. Our Cloud computing infrastructure, one of the first public cloud services offered in India, will emerge as unified platform for customers from retail, SOHOs, SMBs and Enterprise, making the services more cost-effective and scalable.
The Government of India’s move to classify the proposed fibre-optic network as a national resource and make it available on equal terms to all operators wishing to provide broadband services will lead to a more level playing field for Sify. It will also allow us to further leverage our investments to deliver value-added services to customers across India. We are ideally positioned to ride the IT services wave in India with our network coverage, data centres footprint across metros and small cities, home-grown applications delivered on the cloud model and our international bandwidth capacity.”
Mr. MP Vijay Kumar, Chief Financial Officer, said, “We are now in the process of building additional capacity through our Data Centre build plan, Network expansion and new development plans for Sify Software. The new investments will add to the existing portfolio of our Network presence in 667 cities, 6 Data centres, millions of hours in skilled manpower across different business verticals and an appreciating investment in a financial services entity.
As revenue continues to scale, we expect the anticipated benefits of these investments to be realized on both the top and bottom line.”

FINANCIAL HIGHLIGHTS
Unaudited Consolidated income statement as per IFRS
(In $ million, all translated at $1 = Rs.44.72)

	Quarter ended	Quarter ended	Quarter ended	Year ended
	June	June	March	March
Description	2011	2010	2011	2011

Enterprise	45.02	32.25	31.76	128.64
Software	3.48	3.17	3.67	13.58
Commercial and consumer	2.23	3.22	2.73	11.77

Revenue	50.73	38.64	38.16	153.99

Cost of Revenues	(34.08)	(24.02)	(22.46)	(94.13)

Selling, General and Administrative Expenses	(13.85)	(14.11)	(13.35)	(53.72)

EBIDTA	2.80	0.51	2.35	6.14

Depreciation and Amortisation expensese	(3.81)	(3.94)	(3.66)	(15.38)

Net Finance Expenses	(1.46)	(1.39)	(0.70)	(4.76)

Other Income	0.09	0.42	0.30	1.62

Share of Affiliates	0.47	0.35	0.52	1.98

Profit / (loss) Before tax	(1.91)	(4.05)	(1.19)	(10.40)

Income Taxes	—	—	—

Profit / (loss) for the period	(1.91)	(4.05)	(1.19)	(10.40)

As of June 30, 2011, Sify’s total number of issued and outstanding ordinary equity shares was 178.4 million shares. Of this, 38.9 million shares are American Depositary Shares (ADS). The remaining 139.5 million shares held in India, are not deposited as ADS and do not trade on Nasdaq or on any market in the United States or India. As previously reported in Sify’s filings with the United States Securities and Exchange Commission (the SEC), in August 2010 the Board of Directors approved the issuance of 125 million shares to Sify’s promoter group in a private placement, and the private placement was approved by Sify’s shareholders in September 2010.

We refer investors to our previous filings with the SEC for further details on our equity capitalization since the end of the fiscal year March 31, 2010.
BUSINESS HIGHLIGHTS:
Enterprise business
Network services
•	Network services saw positive momentum in the first quarter with revenues from Internet growing by 18%.
•	The voice business continues to show signs of growth with ILD voice registering about 680Mn minutes for the quarter.
•	The hubbing business grew by 55% over last quarter in terms of revenue. Wholesale data carrier revenue registered growth of about 25% over the preceding quarter.
•	Our partnership with Global Telcos is also helping in adding new clients to our rooster.
IT Services
•	The overall IT services grew significantly; up by 67.4% over the same quarter last year with all core services under IT services showing growth.
•	The hosting business grew by 23% vis-a-vis first quarter of last year. New customers have been added from Government and large Enterprise sectors like IT, BFSI and Manufacturing.
•	Sify leadership position in Hosting has been reinforced by the “Best Data Centre Award” from CMAI.
•	Managed services including Cloud services registered a growth of 18.4% vis-à-vis same quarter last year.
•	The System Integration business has grown more than 114% over the same quarter last year. Sify has forged strong alliances with industry leaders and other SI partners.
•	Our focused business group for government has started making some sizable wins. Three State Data Centres are on stream for handover.

Commercial & Consumer
•	Continuing on it Q-on-Q growth, our retail broadband access points called Mylife outlets is nearing the 2000 mark.
•	Sify.com saw 36% growth in visitors. The strong showing was complimented by the launch of several interesting initiatives. Sify.com now ranks among the top 10 portals in India.
•
Sify has launched new set of pre-paid broadband products and acquired SOHO/SMB customers from multiple industries including Manufacturing, Dealers, Professionals, Cyber cafes and Retail outlets resulting in a customer base growth of over 75% over the last quarter. About 60% of the signups are happening from Tier 2 & Tier 3 cities.

•	The home broadband business is showing stable active base. Product and marketing interventions have seen positive traction.
Sify Software
The business continued its’ progress in FY 2011-12 in terms of quarter on quarter core revenue growth and increase in the business size of the existing customers while continually improving the existing product portfolio.
Some of the important achievements that helped achieve this growth were the following:
•	The assessment services revenue doubled in Q1 over the previous quarter.
•	Sify’s engagement with a government of India division was broadened and we were awarded the contract to build a large and very prestigious Mission Mode project in addition to many other new projects.
•
Sify launched its’ new Messaging product SLEMS 11.0, which now includes improvements over its’ previous version in collaboration functions like Calendar, Chat & Mobile Sync. With SLEMS 11.0 advanced functions, Sify now has the ability to offer solutions to both the Mid and Large corporations.

•
Sify’s eLearning business expanded into new markets in the Gulf countries when it landed a contract to build Online learning modules for an agency in the Middle East mandated with providing International Computer Literacy Skills certification.

About Sify Technologies
Sify is among the largest Managed Enterprise, Network and IT Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 667 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 - 1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also established a credible reputation in the emerging Cloud Computing market and is today regarded as a thought leader in the domain. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.
Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services.
Sify Software was established with the cumulative experience gained over the last decade in Infrastructure Management, Data centre Operations and the business of Connectivity. It aims to be a solutions company that provides applications and services to improve business efficiencies of its current clients and prospect client bases.
Commercial & Consumer services include broadband home access and the ePort cyber café chain across more than 243 cities and towns in India. Very recently, Sify also introduced a whole host of services for the retail consumer on the Consumer cloud platform, thereby becoming among the first to do so in India. Today, the scope of the Commercial and Consumer services has been broadened to target the SMB/SOHO markets. The consumer services also operate two of the most popular portals in India, Sify.com and Samachar.com.
For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2010, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.
For further information, please contact

Sify Technologies Limited	Grayling Investor Relations

Mr. K. V. Kasturi	Ms. Trúc Nguyen (ext. 418)
Investor Relations
+91-44-2254-0777 (ext. 2114)	Mr. Christopher Chu (ext. 426)
kasturi.bashyam@sifycorp.com
+1-646-284-9400

Mr. Praveen Krishna
Corporate Communications	truc.nguyen@grayling.com
+91 44 22540777 (extn.2055)
praveen.krishna@sifycorp.com	christopher.chu@grayling.com